October 29, 2015

Barbara C. Jacobs

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Re:	China Customer Relations Centers, Inc.
Amendment No. 3 to Registration Statement on Form F-1
Filed July 31, 2015
File No. 333-199306

Dear Ms. Jacobs:

On behalf of China Customer Relations Centers, Inc. (the “Issuer”) and in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission dated August 17, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Amendment No. 4 on Form F-1 to the captioned Registration Statement (the “Amendment”). Factual information provided herein has been provided to us by the Issuer. Capitalized terms used herein shall have the meanings ascribed to them in the Amendment unless otherwise defined herein.

Cover Page

1.	You disclose here that Newbridge Securities Corporation will be a dealer in this offering. In an appropriate place in the document, please explain Newbridge’s role in the transaction in greater detail. In addition, provide your analysis as to whether Newbridge is an underwriter. We note in this regard disclosure throughout your document indicating that ViewTrade Securities, Inc. is the sole placement agent, as well as the statement on page 89 that ViewTrade is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.

The Issuer acknowledges this comment and respectfully advises the Commission that it has added the following language in the Amendment in the section captioned Placement:

“Newbridge Securities Corporation will serve as a dealer in the offering and has provided to Viewtrade a summary of the prior diligence completed by Newbridge prior to Viewtrade replacing Newbridge as placement agent in the offering. The only compensation to be received by Newbridge is in connection with the offering, pursuant to which Newbridge will split the compensation to be received by Viewtrade in the offering with 52% to Viewtrade and 48% to Newbridge. Based on the aforementioned compensation arrangement, Newbridge Securities Corporation may be deemed to be an underwriter within the meaning of Section 2(a)(11) of the Securities Act.”

As set forth in the proposed language, Newbridge is acting as a dealer in this offering, and may be deemed an underwriter based upon its compensation arrangement.

Escrow Agreement, page 35

2.	You disclose that you “have agreed with the placement agents in this offering to establish an escrow account in the United States and to fund such account with $500,000 from this offering that may be utilized by the placement agents to fund any bona fide indemnification claims of the placement agents arising during a two year period following the offering.” Please tell us when the $500,000 in proceeds from the offering will be deposited into this escrow account. If these funds will be deposited prior to achievement of the minimum offering amount, explain how this is consistent with the requirements of Rule 15c2-4 under the Exchange Act and your disclosure elsewhere in the filing that if at least 4 million shares of common stock are not sold by a to-be-specified date, all funds will promptly be returned to investors without interest or deduction.

The Issuer acknowledges this comment and respectfully advises the Commission that pursuant to the terms of the Indemnification Escrow Agreement attached to the Amendment as exhibit 10.15, the $500,000 will be deposited into the escrow account upon closing of the offering and only after the minimum amount of the offering has been obtained.

3.	Further to the above comment, please indicate who the “placement agents” are with whom you have entered into this agreement, as we again note your disclosure indicating that ViewTrade is your exclusive placement agent. In addition, file the agreement providing for the $500,000 escrow account as an exhibit to your registration statement, or tell us where the related provisions are located in your exhibits already on file.

The Issuer acknowledges this comment and the exclusive placement agent for the transaction is ViewTrade. The Issuer has removed all references to plural “placement agents” in the Amendment and replaced it with the singular “placement agent.” The Issuer has filed the form of the Placement Agency Agreement with ViewTrade as Exhibit 1.1 to the Amendment. Additionally, the Issuer has filed the Indemnification Escrow Agreement as Exhibit 10.15 to the Amendment, which provides for the $500,000 escrow account.

4.	Please consider adding a risk factor that discusses risks associated with the potential use of investor proceeds for purposes of indemnifying placement agents, as well as the lack of interest and your apparent ability to invest the funds in securities without restrictions during the escrow period. In addition, revise the Use of Proceeds discussion on page 9 with regard to the use of $500,000 in investor funds to be held in escrow for potential indemnification.

The Issuer acknowledges this comment and has added two risk factors in the Amendment in the section captioned “Risk Factors – Risks Associated with this Offering” that address the potential use of investor proceeds for indemnifying the placement agent, as well as that the escrowed funds will be placed in a non-interest bearing account and the Issuer’s ability to invest the escrowed funds in securities. The Issuer notes that its ability to invest the escrowed funds in securities is subject to certain restrictions as set forth in the Indemnification Escrow Agreement attached as exhibit 10.15 to the Amendment. Additionally, the Issuer has revised the Use of Proceeds discussion on page 9 of the Amendment to address the use of $500,000 for potential indemnification claims.

5.	We note that your new director, Mr. Cai, did not appoint Mr. Wang as his attorney-in-fact based on the power of attorney included in the Form S-1 filed October 14, 2014. It is therefore unclear how Mr. Wang can sign this amendment on Mr. Cai’s behalf. Please revise in your next amendment.

The Issuer acknowledges this comment and respectfully advises the Commission that Tianjun Zhang has replaced Mr. Cai as a director. Accordingly, the Issuer has included a power of attorney in the Amendment that appoints Mr. Wang and Mr. Zhang’s attorney-in-fact. In addition, Mr. Zhang has signed the Amendment on his behalf.

Sincerely,

/s/ Bradley A. Haneberg

Bradley A. Haneberg, Esq.